

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

August 22, 2006

By Facsimile and U.S. Mail

Mr. Zirk Engelbrecht
Chief Executive Officer
Safari Associates, Inc.
12753 Mulholland Drive
Beverly Hills, CA 90210

> **Re: Safari Associates, Inc.**
> **Form 10-KSB/A for the calendar year ended December 31, 2005**
> **Filed April 24, 2006**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **Filed May 22, 2006**
> **Form 10-QSB for the quarter ended June 30, 2006**
> **Filed August 11, 2006**
> **File No. 000-30215**

Dear Mr. Zirk Engelbrecht:

We have reviewed your response to our prior comments dated June 28, 2006, on the above referenced filings and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A December 31, 2005

Item 5 Market for Common Equity and Related Stockholder Matters

(d) Recent Sales of Unregistered Securities, page 4

1. We note your response to our prior comment No. 2. With respect to the addition of the last paragraph on page 11 and the first paragraph on page 13 of your Form 10-KSB/A Amendment No. 2, the disclosure appears duplicative. For instance, in both paragraphs beginning with the following sentence: "The Company's securities may be quoted …." the language is the same. Please select the location,

within Item 5, where you believe the disclosure is most appropriate and remove the duplicating language.

Exhibit 31.1

2. Mr. Zirk Engelbrecht's title is inconsistently used throughout the certifications and the document. In exhibit 31.1 Mr. Engelbrecht is referred to as the CEO in the introduction and the CFO below his signature. As indicated in Exhibit 32.1, if Mr. Engelbrecht is the CEO and CFO please include both titles. Further, please revise the titles in Item 9 to accurately reflect current titles. For instance Mr. Engelbrecht and Mr. Steeneck are both listed as CEO, while no one is identified as current CFO.

3. The wording in your certification should be in the exact format provided by Item 601 of Regulation S-B. Please confirm that the inclusion of the title in the first line of your certification was not intended to limit the capacity in which such individual provided the certification in your Form 10-K for the year ended December 31, 2005 and your Form 10-Q for the quarter ended March 31, 2006.

Financial Statements

Consolidated Statement of Operation, page F-3

4. Based on our phone conversation on August 7, 2006, with Luke Zuffus (Attorney) and Lewis Fox (CPA), please extend the cumulative column of your income statement to net loss by including discontinued operations in order that the net loss you present on the cash flows ties to your income statement. Please tie your balance sheet and stockholders' equity statements to net loss from operations.

Form 10-Q March 31, 2006

Financial Statements

Consolidated Statement of Operations , page 4

5. Based on our phone conversation on August 7, 2006, with Luke Zuffus (Attorney) and Lewis Fox (CPA), please extend the cumulative column of your income statement to net loss by including discontinued operations in order that the net loss you present on the cash flows ties to your income statement. Please tie net loss from your income statement to your balance sheet.

Form 10-Q June 30, 2006

Financial Statements

Consolidated Statements of Operations, page 4

6. We note you have recognized a gain on the extinguishment of debt for $217,000.
    Please tell us and disclose the factors you considered in determining no amounts
    were owed and the accounting literature supporting your gain recognition. Also,
    please include the relevant assumptions used in your consideration to conclude
    the extraordinary classification was appropriate. Please see APB 30 paragraphs
    20-23. If after further consideration you conclude the events are not
    extraordinary, please revise your filing to present the amount within income from
    continuing operations and include the disclosure requirements of SFAS No. 154.
    If the conclusion you reached is appropriate, in future filings please present
    extraordinary items in accordance with paragraphs 10-12 of APB 30.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter with your responses to our
comments and provide any requested supplemental information. Please understand that
we may have additional comments after reviewing your responses to our comments.
Please file your response letter on EDGAR as a correspondence file.

        If you have any questions regarding these comments, please direct them to Scott
Stringer, at (202) 551-3272. Any other questions may be directed to the undersigned at
(202) 551-3841.

                                        Sincerely,

                                        Michael Moran
                                        Branch Chief